April 11, 2006
VIA FACSIMILE AND OVERNIGHT COURIER
Ms. Susan Min
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Mayer, Brown, Rowe & Maw LLP
350 South Grand Avenue
25th Floor
Los Angeles, California 90071-1503
Main Tel (213) 229-9500
Main Fax (213) 625-0248
www.mayerbrownrowe.com
Warren R. Loui
Direct Tel (213) 229-5110
Direct Fax (213) 576-8142
wloui@mayerbrownrowe.com

Re:	Nissan Auto Receivables Corporation II
Amendment No. 1 to Registration Statement on Form S-3
Filed March 31, 2006
File No. 333-132133
Dear Ms. Min:
     Nissan Auto Receivables Corporation II (the “Company”) has requested us to respond to the Commission staff’s comment letter, dated April 7, 2006 (the “Comment Letter”), relating to the Company’s submission of its Amendment No. 1 to registration statement on Form S-3 (the “Registration Statement”), including the base prospectus (the “Base Prospectus”) and the prospectus supplement (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”) filed on March 31, 2006.
     The Company is submitting herewith (i) one copy of an amended draft, together with two copies marked to show changes from the draft submitted to the Commission on March 31, 2006, and (ii) one copy of the form of Sale and Servicing Agreement, together with two copies of marked pages to show changes from the draft submitted to the Commission on March 31, 2006. The Company has responded to all of the staff’s comments by revising the Registration Statement or the Sale and Servicing Agreement, as applicable, to comply with each staff comment, providing an explanation if the Company has not responded fully to a staff comment, or providing supplemental information as requested. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. For your convenience, we have included the relevant text of the Comment Letter in bold below and keyed the Company’s responses accordingly. .
     We are submitting this letter on behalf of the Company, and the terms “we,” “us”, and “our” in the following responses refer to the Company.

Ms. Susan Min
April 11, 2006

Registration Statement on Form S-3
General
1.	While we note your response to comment 3 of our letter dated March 28, 2006, it appears that you have made the requested confirmation on behalf of the sponsor/servicer, as opposed to the registrant. Accordingly, in your next response, please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:

We had intended that NMAC would make the requested confirmation on behalf the registrant. We hereby confirm that the registrant will file unqualified legal and tax opinions at the time of each takedown.

2.	We reissue comment 4 of our letter dated March 28, 2006, in part. While we note the revisions you have made to your base prospectus, the terms of your sale and servicing agreement do not appear to accurately reflect the provisions of Item 1122 of Regulation AB. In this regard, we were not able to find any reference to the requirement set forth in Item 1122(a) of Regulation AB. Additionally, the terms set forth under Section 4.10 of the agreement seem to require the audit of financial statements as opposed to requiring the attestation report required by Item 1122(b) of Regulation AB. Please either point us to the section of your agreement that obligates the parties to comply with all applicable sections of Item 1122 or revise.

Response:

Section 4.10 of the Sale and Servicing Agreement is intended to address requirements of the noteholders independent of Regulation AB. Appendix A of the Sale and Servicing Agreement is intended to specify the requirements of Regulation AB and obligate the parties to comply with all applicable sections of Item 1122. In Appendix A, the Servicer agrees to deliver information or reports, including, without limitation, any Servicer compliance statements and reports, and assessments of compliance and attestation, as may be required under the then-current interpretations of Regulation AB. We have revised Appendix A of the Sale and Servicing Agreement to add that the parties will comply at all times with all applicable sections of Regulation AB, including Item 1122, and to specifically reference the compliance statements and assessments and attestation reports required by Item 1122.

3.	As a follow-up to the comment above, we note that the disclosure you have provided in Appendix A to the agreement appears to allow the parties to modify their obligations under the agreement based on interpretive advice, convention among active participants in the asset-backed markets, advice of counsel or otherwise in respect of the requirements of Regulation AB. Please remove this

Ms. Susan Min
April 11, 2006

qualifying language or revise to clearly state that you will comply with the requirements of Regulation AB at all times.

Response:

As indicated in Item 2 above, Appendix A of the Sale and Servicing Agreement has been revised to state that the parties will comply at all times with all applicable sections of Regulation AB, including Item 1122.
Prospectus Supplement
Cover Page
4.	While we note your response to comment 6 of our letter dated March 28, 2006, the revisions you refer to do not appear to have been made. Please revise accordingly or advise.

Response:

The revision had been made in the body of the Prospectus Supplement, but not the Cover Page. The revision has now been made by the addition of a bracketed bullet point under Credit Enhancement referring to the yield supplement account or the yield supplement overcollateralization amount.
Baser Prospectus
Summary of Terms, page 5
5.	While we note the revisions you have made in response to comment 7 of our letter dated March 28, 2006, it appears that references to third party credit enhancers remain in the base prospectus. In this regard, we note that page 7 includes a reference to liquidity facilities. Please ensure that your next amendment is revised to remove all references to third party credit enhancers or, alternatively, provide bracketed disclosure in your prospectus supplement indicating that you will provide all information required by Item 1114 of Regulation AB, if applicable.

Response:

Liquidity facilities are no longer contemplated and, accordingly, the base prospectus and prospectus supplement have been revised to eliminate references to all third party credit enhancers, including liquidity providers.

Ms. Susan Min
April 11, 2006

     If you have any further questions you would like to discuss, please do not hesitate to contact me at (213) 229-5110 or the Company’s in-house counsel, Betsy Kohan at (310) 719-8282. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ Warren R. Loui